UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986	Wu Zishen c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,657,704
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,657,704
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[2]
14.	TYPE OF REPORTING PERSON CO

1 Excludes 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,657,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,657,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,657,704
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,155,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,155,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%[2]
14.	TYPE OF REPORTING PERSON IN

1 Excludes 7,657,704 shares of Common Stock beneficially owned by Full Alliance and Ms. Zhong, 6,858,136 shares of Common Stock beneficially owned by Morgan Stanley, and 20,000 shares of Common Stock beneficially owned by Abax.

2 Percentage calculated based on 55,147,596 shares of Common Stock outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

This amendment No. 1 (“Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 1 is being filed jointly by Full Alliance International Limited (“Full Alliance”), Zhong Xingmei (“Ms. Zhong”), and Wu Zishen (“Mr. Wu,” together with Full Alliance, and Ms. Zhong, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (the “Schedule 13D”). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

With respect to the Proposed Transaction described in Item 4 of this Schedule 13D, the Reporting Persons anticipate that approximately US$261 million will be expended in acquiring outstanding shares of Company Common Stock that the Consortium does not already own (the “Publicly Held Shares”).

On December 27, 2012, Yongye International Limited (“Parent”), a Cayman Islands exempted company established in connection with the Proposed Transaction, entered into a Term Loan Facility Agreement (the “Loan Agreement”) with China Development Bank Corporation (“CDB”), pursuant to which CDB will provide a $99 million loan facility (the “Loan”) to Parent in connection with the Proposed Transaction. The Loan was drawn down on December 28, 2012 and carries interest at the six months U.S. dollar London Interbank Offered Rate (LIBOR) plus 300 base points. The Loan will mature and Parent shall repay the full amount of the loan in December of 2013. The description of the Loan Agreement in this Schedule 13D is qualified by reference to the Loan Agreement itself, a fair and accurate English summary of which is attached hereto as Exhibit 7.02 and is incorporated by reference in its entirety.

On December 28, 2012, Parent received a letter (the “Debt Commitment Letter”), from China Development Bank Corporation, indicating that it will provide debt financing in the form of a loan facility in an aggregate amount of up to US$232 million to, among other things, fund a portion of the consideration payable in connection with the proposed acquisition of the Publicly Held Shares. The upfront fee to be charged by CDB for the financing under the Debt Commitment Letter will not be less than US$2 million (the “Upfront Fee”). On December 27, 2012, Morgan Stanley Agriculture Holding Limited (“MSPEA”) and Parent entered into a loan agreement, under which MSPEA will extend a loan of US$800,000 to Parent for the payment of a part of the Upfront Fee (the “MS Loan Agreement”). Such loan was drawn down on December 28, 2012. On December 27, 2012, Mr. Zishen Wu and Parent entered into a loan agreement, under which Mr. Wu will extend a loan of US$800,000 to Parent for the payment of a part of the Upfront Fee (the “Chairman Loan Agreement”). Such loan was drawn down on December 28, 2012.

On December 28, 2012, Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”), on behalf of certain of the funds managed and/or advised by it and its nominee entities and its and their affiliates, issued a financing commitment letter (“Mezzanine Commitment Letter”) to Full Alliance International Limited, under which Abax HK conditionally committed to provide a mezzanine debt of US$35 million, as part of the total proposed mezzanine and equity financing of US$50 million to be provided by Abax HK to partially fund the Proposed Transaction.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 27, 2012, Parent entered into the Loan Agreement with CDB. On December 28, 2012, Parent received the Debt Commitment Letter from CDB. On December 27, 2012, Parent entered into the MS Loan Agreement with MSPEA. On December 27, 2012, Parent entered into the Chairman Loan Agreement with Mr. Zishen Wu. On December 28, 2012, Full Alliance received the Mezzanine Commitment Letter from Abax HK.

The descriptions in Item 3 herein of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of any such agreements herein are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 15, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on October 16, 2012).

Exhibit 7.02	Summary Translation of Loan Agreement by Parent and CDB, dated as of December 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2012

/s/ ZHONG XINGMEI
ZHONG XINGMEI

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ ZHONG XINGMEI
Name: Title:	ZHONG XINGMEI Director

/s/ WU ZISHEN
WU ZISHEN